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                                            Filed by Prosperity Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company: Paradigm Bancorporation, Inc.
                                                   Commission File No. 333-46364

                                                           Date: August 16, 2002


In connection with the proposed merger of Paradigm Bancorporation, Inc. into Prosperity Bancshares, Inc., Prosperity has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity's common stock to be issued to the shareholders of Paradigm. Investors and security holders are advised to read the registration statement and the proxy statement-prospectus included within the registration statement because they contain important information about Prosperity, Paradigm, the proposed transaction and the persons soliciting proxies relating to the merger. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement-prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity's telephone number is (713) 693-9300.

The following is a press release issued on August 15, 2002 by Prosperity concerning its signing of a definitive agreement to acquire First National Bank of Bay City.